Exhibit 99.3

Royal Dutch Shell plc

Annual General Meeting Admittance Card

The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4, The Hague, The Netherlands at 11.00 am (Dutch time) on Tuesday May 20, 2008, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time).

Attendance at the meeting

If you wish to attend the Annual General Meeting in either The Hague or London, please bring this Admittance Card with you and keep it with you throughout the meeting. More information about attendance at the meeting is given on pages 16 and 17 of the Notice of Meeting.

Voting arrangements

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

Appointment of a proxy

You can appoint someone (called a proxy) to attend, speak and vote on your behalf. The proxy need not be a shareholder of the Company and if you make such an appointment you may still attend and vote at the meeting.

If you wish to appoint a proxy, please complete the attached Proxy Form and send it to our Registrar, Equiniti (the new name for Lloyds TSB Registrars) to be received no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). The Proxy Form is pre-addressed and no envelope is necessary if posted in the UK. If you prefer you may place the Proxy Form in an envelope and address it to **Equiniti, FREEPOST (SEA 7148), Aspect House, Spencer Road, Lancing, BN99 6BA.**

Non-UK residents

If you are not resident in the UK and wish to appoint a proxy, please return the Proxy Form in the enclosed pre-addressed international envelope (the pre-addressed Proxy Form cannot be returned from outside the UK). No stamp is necessary on the pre-addressed envelope.

Voting or appointing a proxy online

You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk You will need your Reference Number, Card ID and Account Number which are shown on the attached Proxy Form. Your votes must be registered by no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). More information is given on page 14 of the Notice of Meeting.

CREST electronic proxy appointment service

If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST. More information is given on page 14 of the Notice of Meeting.

Enquiries

If you have any questions about how to complete the Proxy Form please telephone Equiniti (the new name for Lloyds TSB Registrars) on 0800 169 1679 or +44 (0) 121 415 7073.

Royal Dutch Shell plc

Proxy Form

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Reference Number | Card ID | Account Number

You can appoint a proxy to attend, speak and vote on your behalf at the meeting. If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form so that it is received no later than 11.00 am (Dutch time) 10.00 am (UK time) on Sunday May 18, 2008. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chairman of the Meeting or the person named in this box (see Note 1 overleaf) [ ] [*]

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of Royal Dutch Shell plc (the 'Company') to be held on Tuesday May 20, 2008, and at any adjournment of that meeting.

☐ Please mark this box if this proxy appointment is one of multiple appointments being made (see Note 3 overleaf).

☐ Please mark this box if signing on behalf of the shareholder under a power of attorney (see Note 4 overleaf) or as duly authorised officer of a corporation (see Note 5 overleaf).

I would like my proxy to vote on the resolutions according to the way I have completed this form.

Date [ ] Signed [ ]

Please mark with an X in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

* See Note 2 overleaf

	Resolution	For	Against	Vote Withheld
1	Adoption of Annual Report & Accounts	☐	☐	☐
2	Approval of Remuneration Report	☐	☐	☐
3	Election of Dr. Josef Ackermann as a Director of the Company	☐	☐	☐
4	Re-election of Sir Peter Job as a Director of the Company	☐	☐	☐
5	Re-election of Lawrence Ricciardi as a Director of the Company	☐	☐	☐
6	Re-election of Peter Voser as a Director of the Company	☐	☐	☐
7	Re-appointment of Auditors	☐	☐	☐
8	Remuneration of Auditors	☐	☐	☐
9	Authority to allot shares	☐	☐	☐
10	Disapplication of pre-emption rights	☐	☐	☐
11	Authority to purchase own shares	☐	☐	☐
12	Authority for certain donations and expenditure	☐	☐	☐
13	Amendments to Long-term Incentive Plan	☐	☐	☐
14	Amendments to Restricted Share Plan	☐	☐	☐
15	Adoption of new Articles of Association	☐	☐	☐

0001-079-1

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RESPONSE LICENCE No.
SEA 7148

Equiniti
Aspect House
Spencer Road
LANCING
BN99 6BA

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Poll Card (Instructions on voting will be given at the meeting)

		For	Against	Vote Withheld
1	Adoption of Annual Report & Accounts	☐	☐	☐
2	Approval of Remuneration Report	☐	☐	☐
3	Election of Dr. Josef Ackermann as a Director of the Company	☐	☐	☐
4	Re-election of Sir Peter Job as a Director of the Company	☐	☐	☐
5	Re-election of Lawrence Ricciardi as a Director of the Company	☐	☐	☐
6	Re-election of Peter Voser as a Director of the Company	☐	☐	☐
7	Re-appointment of Auditors	☐	☐	☐
8	Remuneration of Auditors	☐	☐	☐
9	Authority to allot shares	☐	☐	☐
10	Disapplication of pre-emption rights	☐	☐	☐
11	Authority to purchase own shares	☐	☐	☐
12	Authority for certain donations and expenditure	☐	☐	☐
13	Amendments to Long-term Incentive Plan	☐	☐	☐
14	Amendments to Restricted Share Plan	☐	☐	☐
15	Adoption of new Articles of Association	☐	☐	☐

Date ____________ Signed ____________

Corporate Representatives

By submitting this poll card, a corporate representative who is the Designated Corporate Representative ('DCR') for a shareholder casts (or withholds) the total number of votes he or she is directed to cast (or withhold) by any other corporate representatives for that shareholder as shown in, and in accordance with, the directions cards submitted (or via the electronic handsets used) by them before the close of the poll, in addition to casting (or withholding) any votes specified in this poll card. If you are not the DCR you are hereby giving directions to cast (or withhold) votes on a poll as specified in this poll card to the person who is the DCR of the shareholder who has also appointed you as corporate representative.

Notes

1 Please strike out 'the Chairman of the Meeting' if you wish to appoint another person, writing his or her name in the space provided.

2 If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of shares in relation to which he or she is authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this Proxy Form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

3 To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in an envelope (see overleaf for address).

4 The Proxy Form(s) must be signed and dated by the appointer or appointer's attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 18, 2008 (48 hours before the meeting). If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received.

5 Where the appointor is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised.

6 In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. For further information see page 13 of the Notice of Meeting.

7 A proxy properly appointed may attend the meeting, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder.

8 In the absence of instructions in respect of any resolution, the proxy will vote (or abstain from voting) as he or she thinks fit on that resolution.

9 The proxy will vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the meeting.

10 Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 18, 2008 or, if the meeting is adjourned, 7.00 pm (Dutch time), 6.00 pm (UK time) on the day two days preceding the date fixed for such adjourned meeting.

11 The 'vote withheld' option is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

Paper is produced using wood fibre from fully sustainable forests. Pulps are Elemental Chlorine Free (ECF).